SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                    FORM 11-K






                               REPORT PURSUANT TO
                        SECTION 15 (D) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 (FEE REQUIRED)





                       For the Period Ended March 31, 1998




                                   TANDY FUND

                             (full title of Program)


                                TANDY CORPORATION
                             100 Throckmorton Street
                                   Suite 1800
                             Fort Worth, Texas 76102


           (Name of issuer and address of principal executive offices)

TANDY CORPORATION
TANDY FUND

Index to Financial Statements and Supplemental Schedules

March 31, 1998
---------------------------------------------------------------------------


Report of Independent Accountants................                1


Financial Statements:

  Statement of Net Assets Available for Benefits,
     with Fund Information - March 31, 1998.......             2-3

  Statement of Net Assets Available for Benefits,
     with Fund Information - March 31, 1997.......             4-5

  Statement of Changes in Net Assets Available for Benefits,
     with Fund Information for the
     Year Ended March 31, 1998....................             6-7

  Notes to Financial Statements..................             8-15


Supplemental Schedules:
  Schedules of Assets Held for Investment Purposes
     at March 31, 1998...........................       Schedule 1
  Schedule of Reportable Transactions for the
     Year Ended March 31, 1998...................       Schedule 2

Consent of Independent Accountants...............               21




  Schedules required by ERISA not included herein have been omitted, as there were no transactions for the type required to be disclosed in such schedules.

                        Report of Independent Accountants


To the Participants and Administrative Committee of the Tandy Fund


In our opinion, the accompanying statements of net assets available for benefits, with fund information and the related statement of changes in net assets available for benefits, with fund information present fairly, in all material respects, the net assets available for benefits of the Tandy Fund at March 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended March 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules 1 and 2 and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers LLP
Fort Worth, Texas
September 9, 1998

Tandy Corporation
Tandy Fund

Statement of Net Assets Available for Benefits, with Fund Information
March 31, 1998
                                                                              FUND INFORMATION
                                           ----------------------------------------------------------------------------------------
                                                                        COMPANY-DIRECTED INVESTMENTS
                                           ----------------------------------------------------------------------------------------
                                             Tandy        Tandy
                                           Preferred    Preferred     Tandy     Tandycrafts   InterTAN      Tandy
                                             Stock        Stock       Common      Common       Common       Common      Putnam
                                           Allocated   Unallocated    Stock        Stock        Stock       Stock       Income
                                           ----------- ------------ ----------- ------------ ------------ ----------- ------------


ASSETS
Investments in securities of participating employer:
    Preferred Stock (cost $79,513,099)
      Allocated (44,803.18 shares
      outstanding at
         March 31, 1998)                  $93,330,631   $            $                $             $       $            $

     Unallocated (34,709.92 shares
      outstanding at
          March 31, 1998)
                                                    -   72,305,094           -            -            -           -            -
    Common stock (cost $47,267,305)
    2,730,933
      shares outstanding at March 31,
      1998                                                           36,986,427                             91,367,411
    Tandycrafts, Inc. common stock
    (cost $953)
      2,384 shares outstanding at March
      31, 1998                                      -            -           -        12,516            -           -           -
    InterTAN, Inc. common stock (cost
    $7,216)
      1,003 shares outstanding at March
      31, 1998                                      -            -           -            -        5,203           -            -

Investments in securities of unaffiliated issuer:
    Putnam Income Fund                              -            -           -            -            -           -     5,405,629
    Putnam Voyager Fund
                                                    -            -           -            -            -           -            -
    Putnam Asset Allocation - Growth
    Fund                                            -            -           -            -            -           -            -
    Putnam Asset Allocation - Balanced
    Fund                                            -            -           -            -            -           -            -
    Putnam Asset Allocation -
    Conservative Fund                               -            -           -            -            -           -            -

Other securities - Short-term money market funds:
    Putnam Money Market Fund
                                                    -            -           -            -            -           -            -

Notes receivable from participants
                                                    -            -           -            -            -           -            -

 Contributions receivable - Employees
                                                    -            -           -            -            -         48,246      17,259
 Contributions receivable - Employer
                                                    -    3,663,494           -            -            -           -            -
                                           ----------- ------------ ----------- ------------ ------------ ----------- ------------
 Total assets
                                          $93,330,631   $75,968,588  $36,986,427      $12,516       $5,203  $91,415,657  $5,422,888

LIABILITIES
 Interest payable
                                                    -      910,848           -            -            -           -            -
 Notes payable
                                                    -   42,143,000           -            -            -           -            -
                                           ----------- ------------ ----------- ------------ ------------ ----------- ------------
 Total liabilities
                                                    -   43,053,848           -            -            -           -            -
                                           ----------- ------------ ----------- ------------ ------------ ----------- ------------

Net assets available for benefits         $93,330,631   $32,914,740  $36,986,427      $12,516       $5,203  $91,415,657  $5,422,888


                                                                              FUND INFORMATION
                                          ----------------------------------------------------------------------------
                                                                      PARTICIPANT-DIRECTED INVESTMENTS
                                          ----------------------------------------------------------------------------

                                                                                                 Putnam
                                              Putnam      Putnam       Putnam       Putnam       Money        Loan
                                             Voyager     AA-Growth   AA-Balanced  AA-ConservativeMarket       Fund         Total
                                            ----------- ------------ ------------ ------------------------ ------------ ------------

ASSETS
Investments in securities of participating employer:
    Preferred Stock (cost $79,513,099)
      Allocated (44,803.18 shares
      outstanding at
         March 31, 1998)                    $        -  $         -  $         -  $       -    $        -  $         -   $93,330,631

      Unallocated (34,709.92 shares
      outstanding at
          March 31, 1998)
                                                     -            -            -           -            -            -   72,305,094
    Common stock (cost $47,267,305)
    2,730,933
      shares outstanding at March 31,
      1998                                           -            -            -           -            -            -  128,353,838
    Tandycrafts, Inc. common stock (cost
    $953)
      2,384 shares outstanding at March
      31, 1998                                       -            -            -           -            -            -       12,516
    InterTAN, Inc. common stock (cost
    $7,216)
      1,003 shares outstanding at March
      31, 1998                                       -            -            -           -            -            -        5,203

Investments in securities of unaffiliated issuer:
    Putnam Income Fund
                                                     -            -            -           -            -            -    5,405,629
    Putnam Voyager Fund
                                            37,090,154            -            -           -            -            -   37,090,154
    Putnam Asset Allocation - Growth Fund
                                                     -   14,014,428            -           -            -            -   14,014,428
    Putnam Asset Allocation - Balanced
    Fund                                             -            -   15,588,513           -            -            -   15,588,513
    Putnam Asset Allocation -                                                                                             4,745,944
    Conservative Fund                                -            -            -   4,745,944            -            -

Other securities - Short-term money market funds:
    Putnam Money Market Fund
                                                     -            -            -           -    5,302,306            -    5,302,306

Notes receivable from participants                                                                                       10,255,202
                                                     -            -            -           -            -   10,255,202

 Contributions receivable - Employees                                                                                       242,646
                                                89,882       33,208       29,859       6,119       18,073            -
 Contributions receivable - Employer
                                                     -            -            -           -            -            -    3,663,494
                                            ----------- ------------ ------------ -----------  ----------- ------------ ------------
 Total assets



                                            37,180,036    14,047,636   15,618,372   4,752,063    5,320,379   10,255,202  390,315,598
                                            ----------- ------------ ------------ -----------  ----------- ------------ ------------

 LIABILITIES
 Interest payable
                                                     -            -            -           -            -            -      910,848
 Notes payable
                                                     -            -            -           -            -            -   42,143,000
                                            ----------- ------------ ------------ -----------  ----------- ------------ ------------
 Total liabilities
                                                     -            -            -           -            -            -   43,053,848
                                            ----------- ------------ ------------ -----------  ----------- ------------ ------------

Net assets available for benefits

                                           $37,180,036  $14,047,636   $15,618,372 $4,752,063    $5,320,379  $10,255,202 $347,261,750
                                            ----------- ------------ ------------ -----------  ----------- ------------ ------------

Tandy Corporation
Tandy Fund

Statement of Net Assets Available for Benefits, with Fund Information
March 31, 1997
                                                                                 FUND INFORMATION
                                              ------------------------------------------------------------------------------------
                                                                           COMPANY-DIRECTED INVESTMENTS
                                              ------------------------------------------------------------------------------------
                                                 Tandy       Tandy
                                               Preferred   Preferred      Tandy      Tandycrafts   InterTAN      Tandy
                                                 Stock       Stock        Common       Common       Common      Common       Putnam
                                               Allocated   Unallocated    Stock        Stock        Stock        Stock       Income
                                              ------------ -----------  -----------  -----------  ----------- ------------ -------
ASSETS
Investments in securities of participating employer:
    Preferred Stock (cost $82,668,781)
      Allocated (37,906.86 shares
      outstanding at
        March 31, 1997)                       $42,758,937  $            $            $              $          $           $

      Unallocated (44,761.92 shares
      outstanding
        at March 31, 1997)
                                                   -       50,491,448
    Common Stock (cost $45,882,855)
    1,483,676
        shares outstanding at March 31,
        1997                                       -           -        20,856,888       -            -        53,512,384      -
    Tandycrafts, Inc. common stock (cost
    $953) 2,384
      shares outstanding at March 31, 1997
                                                   -           -            -            10,132       -            -           -
    InterTAN, Inc. common stock (cost
    $7,216) 1,003
      shares outstanding at March 31, 1997
                                                   -           -            -            -             4,012       -           -

Investments in securities of unaffiliated issuer:
    Putnam Income Fund
                                                   -           -            -            -            -            -       4,251,673
    Putnam Voyager Fund
                                                   -           -            -            -            -            -           -
    Putnam Asset Allocation - Growth Fund
                                                   -           -            -            -            -            -           -
    Putnam Asset Allocation - Balanced
    Fund                                           -           -            -            -            -            -           -
    Putnam Asset Allocation - Conservative
    Fund                                           -           -            -            -            -            -           -

Other securities - Short-term money market funds:
    Putnam Money Market Fund
                                                   -           -            -            -            -            -           -

Notes receivable from
participants                                       -           -            -            -            -            -           -

Contributions receivable - Employees
                                                   -           -            -            -            -         42,790        20,032
Contributions receivable - Employer
                                                   -        3,608,486       -            -            -            -            -
                                              ------------ -----------  -----------  -----------  ----------- ------------ ---------
Total assets
                                             42,758,937   54,099,934  20,856,888     10,132        4,012     53,555,174  4,271,705
                                              ------------ -----------  -----------  -----------  ----------- ------------ ---------


LIABILITIES
Interest payable
                                                   -        1,203,635       -            -            -            -           -
Notes payable
                                                   -       52,219,000       -            -            -            -           -
                                              ------------ -----------  -----------  -----------  ----------- ------------ --------
Total liabilities
                                                   -       53,422,635       -            -            -            -           -
                                              ------------ -----------  -----------  -----------  ----------- ------------ --------

Net assets available for                      $42,758,937  $  677,299  $20,856,888   $   10,132     $  4,012  $53,555,174 $4,271,705
benefits

                                                                                FUND INFORMATION
                                            -----------------------------------------------------------------------------
                                                                        PARTICIPANT-DIRECTED INVESTMENTS
                                            -----------------------------------------------------------------------------

                                                                                                    Putnam
                                               Putnam        Putnam       Putnam       Putnam       Money        Loan
                                               Voyager     AA-Growth    AA-Balanced  AA-ConservativeMarket       Fund         Total
                                            -------------- -----------  -----------  ------------------------ ------------ --------

ASSETS
Investments in securities of participating employer:
    Preferred Stock (cost $82,668,781)
      Allocated (37,906.86 shares
      outstanding at March 31, 1997)            $ -          $ -         $  -          $ -          $ -         $  -    $42,758,937

      Unallocated (44,761.92 shares
      outstanding
        at March 31, 1997)                        -            -            -            -            -            -     50,491,448

    Common Stock (cost $45,882,855)
    1,483,676
        shares outstanding at March 31,                                                                                  74,369,272
        1997                                      -            -            -            -            -            -
    Tandycrafts, Inc. common stock (cost
    $953) 2,384
      shares outstanding at March 31, 1997                                                                                   10,132
                                                  -            -            -            -            -            -
    InterTAN, Inc. common stock (cost
    $7,216) 1,003
      shares outstanding at March 31, 1997                                                                                    4,012
                                                  -            -            -            -            -            -

Investments in securities of unaffiliated issuer:
    Putnam Income Fund                                                                                                    4,251,673
                                                  -            -            -            -            -            -
    Putnam Voyager Fund                        21,575,040                                                                21,575,040
                                                               -            -            -            -            -
    Putnam Asset Allocation - Growth Fund                                                                                 8,918,544
                                                  -         8,918,544       -            -            -            -
    Putnam Asset Allocation - Balanced                                                                                   11,286,181
    Fund                                          -            -        11,286,181       -            -            -
    Putnam Asset Allocation - Conservative                                                                                2,836,510
    Fund                                          -            -            -         2,836,510       -            -

Other securities - Short-term money market funds:
    Putnam Money Market Fund
                                                  -            -            -            -         3,454,231       -      3,454,231

Notes receivable from                                                                                                     7,682,947
participants                                      -            -            -            -            -         7,682,947

Contributions receivable - Employees                                                                                        260,118
                                                   98,689      35,960       33,761        7,383       21,503       -

Contributions receivable - Employer                                                                                       3,608,486
                                                        -           -            -            -            -            -
                                            -------------- -----------  -----------  -----------  ----------- ------------ --------
Total assets                                   21,673,729   8,954,504   11,319,942    2,843,893    3,475,734   7,682,947 231,507,531
                                            -------------- -----------  -----------  -----------  ----------- ------------ --------

LIABILITIES
Interest payable
                                                  -            -            -            -            -            -       1,203,635
Notes payable
                                                  -            -            -            -            -            -      52,219,000
                                            -------------- -----------  -----------  -----------  ----------- ------------ --------
Total liabilities
                                                  -            -            -            -            -            -      53,422,635
                                            -------------- -----------  -----------  -----------  ----------- ------------ --------

Net assets available for Benefits             $21,673,729  $8,954,504  $11,319,942   $2,843,893   $3,475,734  $7,682,947$178,084,896
                                             _____________  __________  ___________  __________   __________  ______________________

Tandy Corporation
Tandy Fund

Statement of Changes in Net Assets Available for Benefits, with Fund Information
For the Year Ended March 31, 1998
                                                                       COMPANY-DIRECTED INVESTMENTS
                                         -----------------------------------------------------------------------------------------
                                            Tandy        Tandy
                                          Preferred    Preferred      Tandy     Tandycrafts   InterTAN      Tandy
                                            Stock        Stock       Common       Common       Common       Common      Putnam
                                          Allocated   Unallocated     Stock        Stock        Stock       Stock       Income
                                         ------------ ------------ ------------ ------------ ------------ ----------- ------------
Investment income
    Dividends - participating employer    $2,606,367  $3,357,144   $320,796         $     -      $     -    $811,823   $    -
    Dividends -
    other                                          -            -            -            -            -           -      321,004
                                         ------------ ------------ ------------ ------------ ------------ ----------- ------------

                                           2,606,367    3,357,144      320,796            -            -     811,823      321,004
                                         ------------ ------------ ------------ ------------ ------------ ----------- ------------
Net appreciation (depreciation) in
fair value
    of securities:
    Employer securities
                                          34,106,248   42,753,230   17,553,603            -            -  43,841,677            -
    Other securities
                                                   -            -            -        2,384        1,191           -      167,410
                                         ------------ ------------ ------------ ------------ ------------ ----------- ------------

                                          34,106,248   42,753,230   17,553,603        2,384        1,191  43,841,677      167,410
                                         ------------ ------------ ------------ ------------ ------------ ----------- ------------
Contributions:
    Employee
                                                   -            -            -            -            -   3,252,464    1,204,491
    Employer
                                                   -    8,524,993       63,909            -           -            -           -
                                         ------------ ------------ ------------ ------------ ----------- ------------ -----------

                                                   -    8,524,993       63,909            -            -   3,252,464    1,204,491
                                         ------------ ------------ ------------ ------------ ------------ ----------- ------------
Other additions (deductions);
    Release of preferred shares
    proportionate to
      paydown of note payable
                                          18,332,771  (18,332,771)           -            -            -           -            -
    Interfund transfers, net
                                                   -            -      (1,218)            -            -  (3,089,372)      1,549
    Loans and repayments (including
    interest), net                                 -            -      213,958            -            -  (1,258,008)  (108,040)
    Other
                                                   -            -     (65,015)            -            -    (11,098)     (3,570)
                                         ------------ ------------ ------------ ------------ ------------ ----------- -----------

                                          18,332,771  (18,332,771)     147,725            -            -  (4,358,478)   (110,061)
                                         ------------ ------------ ------------ ------------ ------------ ----------- ------------

Total
                                          55,045,386   36,302,596   18,086,033        2,384        1,191  43,547,486    1,582,844

Less:
    Withdrawals and termination
    payments                               4,473,692            -    1,956,494            -            -   5,687,003      431,661
    Interest expense
                                                   -    4,065,155            -            -            -           -            -
                                         ------------ ------------ ------------ ------------ ------------ ----------- ------------

Net increase (decrease) in plan assets
                                          50,571,694   32,237,441   16,129,539        2,384        1,191  37,860,483    1,151,183

Plan equity at beginning of year
                                          42,758,937      677,299   20,856,888       10,132        4,012  53,555,174    4,271,705
                                         ------------ ------------ ------------ ------------ ------------ ----------- ------------
Plan equity at end of year                $93,330,631 $32,914,740  $36,986,427      $12,516      $ 5,203 $91,415,657   $5,422,888
                                         ------------ ------------ ------------ ------------ ------------ ----------- ------------

                                                                     PARTICIPANT-DIRECTED INVESTMENTS
                                         ----------------------------------------------------------------------------

                                                                                                Putnam
                                           Putnam       Putnam        Putnam       Putnam       Money        Loan
                                           Voyager     AA-Growth    AA-Balanced  AA-ConservativMarket        Fund         Total
                                         ------------ ------------  -----------  ----------- ------------ ----------- -------------
Investment income
    Dividends - participating employer   $        -   $        -   $        -    $       -    $        -   $    -      $   7,096,130
    Dividends -
    other                                  1,775,582      847,801    1,168,514      295,186      223,700        -          4,631,787
                                         ------------ ------------ ------------  -----------  -----------   ---------    -----------
                                           1,775,582      847,801    1,168,514      295,186      223,700        -         11,727,917
                                         ------------ ------------ ------------  -----------  -----------   ---------     ----------
Net appreciation (depreciation) in
fair value
    of securities:
    Employer securities                           -            -            -            -             -        -        138,254,758

    Other securities                      10,127,743    2,128,846    1,888,787      317,312            -        -         14,633,673
                                         ------------ ------------ ------------  -----------  -----------   ---------     ----------
                                          10,127,743    2,128,846    1,888,787      317,312            -        -        152,888,431
                                         ------------ ------------ ------------  -----------  -----------   ---------     ----------
Contributions:
    Employee                               7,016,019    2,775,596    2,517,710      529,892    1,390,807         -        18,686,979

    Employer                                       -            -            -            -             -        -         8,588,902
                                         ------------ ------------ ------------  -----------  -----------   ---------     ----------
                                           7,016,019    2,775,596    2,517,710      529,892    1,390,807         -        27,275,881
                                         ------------ ------------ ------------  -----------  -----------   ---------     ----------
Other additions (deductions);

    Release of preferred shares
    proportionate to
      paydown of note payable                     -            -             -           -             -          -               -

    Interfund transfers, net                (48,122)      579,115      110,284    1,047,158   1,400,575           -            (31)

    Loans and repayments (including
    interest), net                         (702,102)    (318,566)    (247,983)     (84,152)    (134,637)     2,640,613         1,083
    Other
                                            (19,001)      (9,294)      (6,542)      (1,451)      (4,423)      (58,621)     (179,015)
                                         ------------ ------------ ------------  -----------  -----------    ---------    ----------

                                           (769,225)      251,255    (144,241)      961,555    1,261,515     2,581,992     (177,963)
                                         ------------ ------------ ------------  -----------  -----------    ---------    ----------

Total                                     18,150,119    6,003,498    5,430,770    2,103,945    2,876,022     2,581,992   191,714,266

Less:
    Withdrawals and termination
    payments                               2,643,812      910,366    1,132,340      195,775    1,031,377         9,737    18,472,257
    Interest expense
                                                   -            -            -            -            -                   4,065,155
                                         ------------ ------------ ------------  -----------  -----------     ---------   ----------

Net increase (decrease) in plan assets
                                          15,506,307    5,093,132    4,298,430    1,908,170    1,844,645     2,572,255   169,176,854

Plan equity at beginning of year
                                          21,673,729    8,954,504   11,319,942    2,843,893    3,475,734     7,682,947   178,084,896
                                         ------------ ------------ ------------  -----------  -----------     ---------   ----------
                                         $37,180,036  $14,047,636  $15,618,372   $4,752,063   $5,320,379   $10,255,202  $347,261,750
                                         ------------ ------------ ------------  -----------  -----------    ----------   ----------

TANDY CORPORATION
TANDY FUND

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Tandy Fund (the "Plan") provides only general information. Participants should refer to the summary Plan description, which also constitutes the Plan's prospectus, or the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering employees of Tandy Corporation ("the Company" or "Tandy") who have completed one year of service of not less than 1,000 hours per year. The Tandy Fund is an individual account plan with multiple, participant-directed investment options which is intended to comply with Internal Revenue Code Section 404(c).

The Plan is subject to Titles I and II of the Employee Retirement Income Security Act of 1974 (ERISA) relating to the protection of employee benefit rights and amendments to the Internal Revenue Code, respectively, but is not subject to Title IV, relating to plan termination insurance coverage.

As of March 31, 1998 and 1997, there were 10,261 and 10,178 employees of the Company participating in the Plan and 20,043 and 19,774 employees eligible to participate, respectively.

Merger of the TIP - Effective March 31, 1997, the Tandy Employees Investment Plan (the "TIP," a frozen plan) was merged into the Tandy Fund and the respective assets were transferred in at their respective fair market values on the date of transfer.

Plan Trustee - The Plan's Administrative Committee has appointed Putnam Fiduciary Trust Company as the Plan's trustee.

Methods of Operation - The Tandy Fund is a defined-contribution  plan consisting
of   a    Company-directed    portion   (which   includes   an   ESOP)   and   a
participant-directed portion.

The ESOP portion of the Plan is comprised of two accounts; the "Suspense" account and the "Stock" account.

The "Suspense" account had an original unallocated share account, which consisted of 100,000 shares of Tandy Corporation Series B TESOP Convertible Preferred Stock ("Stock"). The Stock was purchased in July 1990 with funds obtained through a $100,000,000 borrowing. Each share of Stock is convertible into 21.78 shares of Tandy common stock and its minimum resale value is guaranteed by the Company to be $1,000 per share. This series of Stock has certain liquidation preferences and may be redeemed by the Company at specified premiums. The borrowing is discussed in Note 2.

The unallocated shares of Stock and their related debt are held in the "Suspense" account. Funds are derived from Company contributions and dividends paid on the Stock. These funds are used to pay the debt which releases a pro rata portion of the Stock and the Stock released is allocated to the individual "Stock" accounts of the participants. The allocation to participants' accounts occurs on the last day of each plan year.

The "Stock" account represents the participants' interests in Stock that have been allocated to the participants' individual accounts from the "Suspense" account.

There were 44,803.18 and 37,906.16 shares of Stock held in the individual "Stock" accounts of participants as of March 31, 1998 and 1997, respectively.

Participants are provided with the option to direct their contributions in various investment options; each of which is described in more detail in Note 4. Participants may elect to contribute portions of their total contributions to the various investment options in increments of 5%.

Participant Contributions - Participants are allowed to defer (in increments of 1%) a minimum of 1% of gross salary and wages up to a maximum of 8%. Contributions per participant are limited to certain annual maximums as set forth by the Internal Revenue Code.

Participants are not subject to current federal income taxation on their deferred contributions to the Plan.

Company Contributions - Company contributions are made directly to the Tandy Fund through the TESOP portion of the Plan. The Company is obligated to make semi-annual contributions to the Plan to enable it to pay principal and interest on the indebtedness directly associated with the Stock. Cash dividends are paid on shares of Stock semiannually on June 30 and December 31 at the rate of 7.5% per annum. Cash dividends paid on all shares of Stock and additional cash contributed by the Company to the Plan are used to make payments of principal and interest on the debt that was created to purchase the Stock. As the debt is reduced, a pro rata number of shares of Stock is released and allocated to participants' "Stock" accounts on the last day of each plan year. The allocation is based on the total number of shares to be allocated less shares allocated in lieu of cash dividends, multiplied by a fraction equal to the amount of a participants' deferred salary contribution to the Plan over the total deferred salary contributions of all participants in the Plan for the current Plan year.

As a result of using dividends to pay down the principal on the debt, shares of Stock equal to the value of the dividend are released and allocated to participants' accounts. The amount of dividends allocated to a participant is an amount equal to the number of shares released multiplied by a fraction, the numerator of which is the number of a participant's shares owned on the allocation date, and the denominator of which is the total shares owned by all participants.

Effective March 31, 1997, Tandy Corporation made a discretionary contribution of 9,975 shares of Tandy common stock to the Tandy Fund. No discretionary contribution was made to the Plan during the year ended March 31, 1998.

Participants' Accounts - Participants' ESOP accounts are valued as of the last day of each month. Participants' investments in common stock and in the various other investment options are valued daily. Each participant is mailed a quarterly statement showing their contributions, Company contributions, total contributions and the market value of their account. Each participant is also mailed a copy of the annual report of Tandy Corporation, any Tandy Stock Plan/Plan prospectus incorporated by reference into the registration statement on Form S-8 or an appendix to the prospectus, any material amendment made to any revised summary plan description booklet, which also constitutes the Plan's prospectus, and the summary annual report.

Vesting - A participant, who was an employee on September 30, 1990, is fully vested at all times in all shares allocated to his or her Stock account, along with earnings thereon and forfeitures of terminated participants' nonvested accounts. A participant who does not meet this requirement will become fully vested in the Company's contributions upon the earlier to occur of five years of service with the Company or three years of participation in the Plan.
Participants are immediately vested in their deferred and voluntary contributions to the Plan plus actual earnings thereon.

Payment of Benefits - Participants who withdraw from the Plan may receive the vested portion of their accounts under one of four withdrawal methods, which are summarized below:

     Lump sum payment in cash

     Purchase of an annuity contract to provide regular monthly income over a designated period of time, of not less than two years nor more than fifteen years (or the participant's actual life expectancy, if shorter)

     Equal monthly cash installments for a period of up to ten years (or the participant's actual life expectancy, if shorter)

     Part cash and part securities

Forfeited Accounts - Forfeited nonvested accounts of terminated participants are allocated among the remaining participants' accounts. A total of $1,214,047 and $541,149 were allocated to participants' accounts as a result of forfeitures for the years ended March 31, 1998 and 1997, respectively.

Loans to Participants - A participant may borrow up to 50% of his or her vested account value in the Plan not to exceed the lesser of: 1) $50,000 or 2) an amount that can be fully repaid by payroll deduction payments that do not exceed 25% of the participant's regular gross wages. The minimum loan amount is $500; to be repaid through authorized payroll deductions. The term of a loan may not be less than six months (or multiples of six months) and not more than five years. The interest rate of the loan is fixed by the Administrative Committee and is based on the interest rate currently being charged for similar commercial loans. The weighted average interest rate charged on participant loan balances was 9.27% and 9.85% for the years ended March 31, 1998 and 1997, respectively. Interest received on participant loans was $831,006 and $649,024 for the years ended March 31, 1998 and 1997, respectively. A portion, not to exceed 50%, of the participant's dollar value interest in the Plan, is pledged as collateral for the amount of principal, interest and any collection costs, which may be owed to the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Plan's financial statements are prepared under the accrual method of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification of Prior Year Amounts - Certain amounts in the prior year financial statements has been reclassified to conform to the current year presentation.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Tandy common stock is valued at its closing market price. Tandy Stock is valued on a monthly basis by an independent, third-party appraiser. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation of investments as reported in the statement of changes in net assets available for plan benefits is calculated based on a revalued cost method basis as required by ERISA.

Contributions - Contributions from participants are accrued in the period in which they are deducted in accordance with salary deferral agreements, and as such, become obligations of the Company and assets of the Plan.

Notes Payable - The "1990 Notes" were issued under an indenture dated June 30, 1990 in denominations of $1,000 limited to $100,000,000 aggregate principal amount that have a final maturity of June 30, 2000 and are guaranteed by the Company. The 1990 Notes bear interest at 9.34% per annum payable semiannually on each December 30 and June 30 from December 30, 1990 through June 30, 2000.

On December 15, 1994, the Plan entered into an agreement with an unrelated third party to refinance a portion of the 1990 Notes by borrowing $5,063,000 at an interest rate of 8.76% to retire a portion of the $100,000,000 indebtedness. This indebtedness matures on December 31, 2000. Under this same agreement, the Plan borrowed an additional $4,303,000, $3,523,000 and $2,224,000 at interest rates of 6.47%, 7.01% and 6.73% on December 28, 1995, December 27, 1996 and December 29, 1997, respectively. These new notes are also guaranteed by the Company and mature on December 30, 2001, December 30, 2001 and December 30, 2002, respectively. Maturities of the Notes are as follows:

For the Plan's Fiscal Year:

                  4/1/98 - 3/31/99                   $     12,425,000
                  4/1/99 - 3/31/00                         10,125,000
                  4/1/00 - 3/31/01                          9,543,000
                  4/1/01 - 3/31/02                          7,826,000
                  4/1/02 - 3/31/03                          2,224,000
                                                     ----------------
                                                     $     42,143,000

The fair  value of the Plan's  total  debt of  $42,143,000  and  $52,219,000  is
approximately   $41,457,000   and  $54,866,397  at  March  31,  1998  and  1997,
respectively.

Expenses of the Plan- At March 31, 1998, the trustee was responsible for both the management and record keeping of the Plan's assets. Administrative expenses of the Plan are generally paid directly to the trustee by the Company and thus are not a component of the changes in net assets available for Plan benefits.

Concentration of Plan Assets - The Tandy Fund has approximately 76% and 72% of its total assets (including unallocated Stock) invested in securities of its sponsor, Tandy Corporation, at March 31, 1998 and 1997, respectively.

NOTE 3 - INVESTMENTS

The following is a summary description of the various participant-directed investment options. Participants should refer to the brochures and prospectuses for each of the respective mutual funds and Company common stock for more complete information including risks associated with investment options.

  Tandy Corporation Common Stock - Funds are invested in common stock of Tandy Corporation.

  Putnam Voyager Fund - Funds are invested in shares of a registered investment company that invests primarily in common stocks of companies (a significant portion of which may be invested in securities of smaller and newer issuers). This fund may also purchase convertible bonds, convertible preferred stocks, warrants, preferred stocks, debt securities and may hold a portion of its assets in cash or money market instruments. This fund may also invest up to 20% of its assets in securities principally traded in foreign markets.

  Putnam Asset Allocation Fund: Growth Portfolio - Funds are invested in shares of a registered investment company that invests primarily in equity and fixed income securities with a strategic allocation which is more heavily weighted towards the equity class. The equity class portion of the fund may invest in equity instruments of larger companies as well as smaller and less well-known companies. The fixed income portion of the fund will typically include a portfolio of debt securities, including both U.S. and foreign government obligations and corporate obligations. This portion of the fund may also invest in money market instruments and lower-rated fixed income securities. This fund may also invest up to 40% of its assets in securities principally traded in foreign markets.

  Putnam Asset Allocation Fund: Balanced Portfolio - Funds are invested in shares of a registered investment company that invests primarily in equity and fixed income securities with a strategic allocation which is slightly weighted towards the equity class. The equity class portion of the fund may invest in equity instruments of larger companies as well as smaller and less well-known companies. The fixed income portion of the fund will typically include a portfolio of debt securities, including both U.S. and foreign government obligations and corporate obligations. This portion of the fund may also invest in money market instruments and lower-rated fixed income securities. This fund may also invest up to 40% of its assets in securities principally traded in foreign markets.

  Putnam Asset Allocation Fund: Conservative Portfolio - Funds are invested in shares of a registered investment company that invests primarily in equity and fixed income securities with a strategic allocation which is more heavily weighted towards the fixed income class. The equity class portion of the fund may invest in equity instruments of larger companies as well as smaller and less well-known companies. The fixed income portion of the fund will typically include a portfolio of debt securities, including both U.S. and foreign government obligations and corporate obligations. This portion of the fund may also invest in money market instruments and lower-rated fixed income securities. This fund may also invest up to 30% of its assets in securities principally traded in foreign markets.

  Putnam Income Fund - Funds are invested in shares of a registered investment company that invests primarily in fixed-income securities such as debt securities, including both government and corporate obligations, preferred stocks, dividend-paying common stocks and may hold a portion of its assets in cash or money market instruments. This fund may also invest up to 20% of its assets in securities principally traded in foreign markets.

  Putnam Money Market Fund - Funds are invested in shares of a registered investment company that invests primarily in short-term, high-quality money market instruments such as bank certificates of deposit, bankers' acceptances, prime commercial paper, corporate obligations, municipal obligations, U.S. Government securities and repurchase agreements. This fund may also invest without limit in U.S. dollar denominated commercial paper of foreign issuers and in bank certificates of deposit and bankers' acceptances payable in U.S. dollars and issued by foreign banks or by foreign branches of U.S. banks.

   The following investments, at fair value, represented 5% or more of net assets available for plan benefits as of March 31, 1998 and 1997:

                                                      1998             1997
   Tandy Common Stock:
      2,730,933 and 1,483,676 shares at
      March 31, 1998 and 1997, respectively        $128,353,838   $  74,369,272
   Series  B  TESOP  Convertible  Preferred
      Stock Allocated  44,803.18  and
      37,906.86 shares at March 31, 1998
      and 1997, respectively                         93,330,631      42,758,937
   Series B TESOP  Convertible  Preferred
      Stock Unallocated  34,706.92  and
      44,761.92 shares at March 31, 1998
      and 1997, respectively                         72,305,094      50,491,448
   Putnam Voyager Fund -
      1,698,267 and 1,410,133 shares at
      March 31, 1998 and 1997, respectively          37,090,154      21,575,040
   Putnam AA - Growth Fund -
      1,024,447 and 787,162 shares at
      March 31, 1998 and 1997, respectively          14,014,428       8,918,544
   Putnam AA - Balanced Fund -
      1,286,181 and 1,071,812 shares at
      March 31, 1998 and 1997, respectively          15,588,513      11,286,181

NOTE 4 - TAX STATUS OF THE PLAN

The Plan has received a determination letter from the Internal Revenue Service dated February 20, 1998. The Plan has subsequently been restated and amended and management will request a similar determination letter from the Internal Revenue Service for the Plan. Management believes that the Plan is qualified under
Section 401(a) of the Internal Revenue Code and applicable sections of ERISA and, therefore, the trust is exempt from taxation under Section 501(a). Accordingly, employee contributions, employer contributions, and earnings of the Plan are not taxable to participants until distributed. Management is unaware of violations in the operation of the Plan from the terms of the Plan documents, as amended. Management intends to maintain the Plan's qualification under the Internal Revenue Code and ERISA.

NOTE 5 - RELATED PARTY TRANSACTIONS

Certain  Plan   investments  are  shares  of  mutual  funds  managed  by  Putnam
Investments. Putnam Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

The Company redeemed $4,473,692 and $3,197,703 of Series B Convertible Preferred Stock from the Plan during 1998 and 1997, respectively.

NOTE 6 - ADMINISTRATION OF PLAN ASSETS

The Plan is administered by an Administrative Committee comprising up to three persons appointed by the Company's Board of Directors. Certain administrative functions are performed by employees of the Company with no compensation from the Plan. Administrative expenses and Trustee fees are paid directly by the Company.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the IRS Form 5500:

                                                           March 31, 1998

   Net assets available for Plan benefits per
       the financial statements                              $347,261,750
    Less:  Benefit obligations currently payable                (425,199)
    Net assets available for Plan benefits per               ------------
       the Form 5500                                         $346,836,551
                                                             ============



The following is a reconciliation of benefits paid to participants per the financial statements to the IRS Form 5500:

                                                              Year Ended
                                                           March 31, 1998
Benefits paid to participants per the
   financial statements                                      $18,472,257
Add:  Benefit obligations payable at end of year                 425,199
                                                                 -------


Benefits paid to participants per the Form 5500              $18,897,456
                                                             ===========


Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the IRS Form 5500 per benefit claims that have been processed and approved for payment prior to March 31, 1998, but not yet paid as of that date.

                                                                  Schedule 1
TANDY CORPORATION
TANDY FUND

Item 27A - Schedule of Assets Held for Investment Purposes
March 31, 1998


 Identity of issue, borrower,     Description of investment including maturity date,
   lessor or similar party        rate of interest, collateral, par or maturity date          Cost        Current Value
--------------------------------------------------------------------------------------------------------------------------

Tandy Corporation  *           Common stock - 2,730,933 shares outstanding
                               at March 31, 1998                                            $47,267,305      $128,353,838

Tandy Corporation  *           Preferred Stock -
                                   Allocated 44,803.18 shares outstanding at
                                      March 31, 1998
                                   Unallocated 34,709.92 shares outstanding at
                                      March 31, 1998
                                                                                              79,513,099      165,635,725

Tandycrafts                    Common stock - 2,384 shares outstanding at
                               March 31, 1998
                                                                                                     953           12,516

InterTAN                       Common stock - 1,003 shares outstanding at
                               March 31, 1998
                                                                                                   7,216            5,203

Putnam                         Income Fund - 760,285.40 shares outstanding at
                               March 31, 1998
                                                                                               5,376,876        5,405,629

Putnam                         Voyager Fund - 1,698,267.12 shares outstanding at
                               March 31, 1998
                                                                                              28,539,103       37,090,154

Putnam                         Asset Allocation-Growth Portfolio - 1,024,446.52 shares
                               outstanding at March 31, 1998
                                                                                              11,664,789       14,014,428

Putnam                         Asset Allocation-Balanced Portfolio - 1,286,180.94 shares
                               outstanding at March 31, 1998
                                                                                              13,399,522       15,588,513

Putnam                         Asset Allocation-Conservative Portfolio - 452,425.50
                               shares                                                          4,401,944        4,745,944
                               outstanding at March 31, 1998

Putnam *                       Money Market Fund
                                                                                               5,302,306        5,302,306

Various participants *         Participant loans receivable - terms of 6 months - 5
                               years,
                               interest rates of 7% - 10%                                       -
                                                                                                               10,255,202
                                                                                         ---------------------------------

                                                                                           $195,473,113     $ 386,409,458

                                                                                         =================================

* - Party in interest

TANDY CORPORATION
TANDY FUND

Item 27D - Schedule of Reportable Transactions
Year Ended March 31, 1998

                                                                                                       Current value
     Identity of     Description    Purchase        Selling       Lease      Expense        Cost        of asset on     Net gain
    party involved     of asset       price          price       rental   incurred with   of asset      transaction     or (loss)
                                                                            transaction                     date
-----------------------------------------------------------------------------------------------------------------------------------



Putnam
  Purchases          Voyager Fund    $13,438,873                    -           -         $13,438,873     $13,438,873
  Sales                                              $8,051,278     -           -           7,115,570       8,051,278    $  935,708



Tandy Corporation
  Purchases          Common stock     11,920,748                    -           -          11,920,748      11,920,748
  Sales                                             $19,373,761     -           -          10,581,065      19,373,761     8,792,696

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            TANDY FUND


                                      By:      /s/   J. H. Bradley
                                          ----------------------------
                                              J. H. Bradley
                                              Administrative Committee Member

                                      By:      /s/   D. Johnson
                                          ----------------------------
                                              D. Johnson
                                              Administrative Committee Member

                                       By:      /s/   D. Christopher
                                          -----------------------------
                                              D. Christopher
                                              Administrative Committee Member

Date:  September 25, 1998

Index to Exhibits

Exhibit                    Description                                 Page
Number                     of Exhibit                                  Number

23                         Consent of Independent Accountants          21